CALCULATION OF REGISTRATION FEE

Title of each class of securities offered	Maximum aggregate offering price(1)	Amount of registration fee
Medium Term Notes, Series B – Fixed Rate Callable Notes due April 25, 2018	$16,000,000	$1,611.20

(1) The maximum aggregate offering price relates to an additional $16,000,000 of securities offered and sold pursuant to this Pricing Supplement dated April 21, 2016 amending the Pricing Supplement dated April 19, 2016 to Registration Statement No. 333-202281.

Pricing Supplement dated April 21, 2016 amending the Pricing Supplement dated April 19, 2016 (To Prospectus dated February 25, 2015 and Prospectus Supplement dated February 26, 2015)	Rule 424(b)(2) Registration No. 333-202281

TOYOTA MOTOR CREDIT CORPORATION

Medium-Term Notes, Series B – Fixed Rate Callable Notes

Capitalized terms used in this Pricing Supplement that are defined in the accompanying Prospectus Supplement shall have the meanings assigned to them in the accompanying Prospectus Supplement.

CUSIP: 89236TDC6

Principal Amount (in Specified Currency): $41,000,000

Issue Price: 100.00%

Initial Trade Date: April 19, 2016

Original Issue Date: April 25, 2016

Stated Maturity Date: April 25, 2018

Interest Rate:

1.10% per annum from and including the Original Issue Date to but excluding the Stated Maturity Date.

Interest Payment Dates: Quarterly, on each January 25, April 25, July 25 and October 25, commencing on July 25, 2016

Net Proceeds to Issuer: 100.00% of Principal Amount

Agent’s Discount or Commission: 0.00% of Principal Amount. The Agent or its affiliates will enter into swap transactions with TMCC to hedge TMCC’s obligations under the Notes. The Agent and its affiliates expect to realize a profit in connection with these swap transactions. See “Use of Proceeds and Hedging” below.

Agent: Credit Agricole Securities (USA) Inc.

Agent’s Capacity: Principal

Day Count Convention: 30/360

Business Day Convention: Following, unadjusted

Business Day: For purposes of the Notes, a Business Day is a day that is both (1) a London Banking Day and (2) a New York Business Day.

Redemption: The Notes are subject to redemption by TMCC, in whole but not in part, at a price equal to 100% of the principal amount per Note plus accrued and unpaid interest thereon, on the Redemption Dates and subject to the Notice of Redemption stated below.

Redemption Dates: Quarterly, on each Interest Payment Date, commencing on (and including) April 25, 2017 up to (but excluding) the Stated Maturity Date.

Notice of Redemption: The redemption of the Notes is subject to not less than 5 Business Days prior written notice.

Repayment: N/A

Optional Repayment Date(s):

Repayment Price:

Original Issue Discount: N/A

Specified Currency: U.S. dollars

Minimum Denominations: $1,000 and $1,000 increments thereafter

Form of Note: Book-entry only

RISK FACTORS

Investing in the Notes involves a number of risks. See the risks described in “Risk Factors” beginning on page S-2 of the accompanying Prospectus Supplement and those set forth below. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

Early Redemption Risk. The Issuer retains the option to redeem the Notes, in whole but not in part, on any Redemption Date. It is more likely that the Issuer will redeem the Notes in whole prior to their Maturity Date to the extent that the interest payable on the Notes is greater than the interest that would be payable on other instruments of the Issuer of comparable maturity, terms and credit rating trading in the market. If the Notes are redeemed, in whole but not in part, prior to their Maturity Date, you will receive no further interest payments from the Notes redeemed and may have to re-invest the proceeds in a lower rate environment.

Inclusion Of Projected Profit From Hedging Is Likely To Adversely Affect Secondary Market Prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which the Agent is willing to purchase the Notes in secondary market transactions will likely be lower than the Issue Price, because the Issue Price included, and secondary market prices are likely to exclude, the projected profit included in the cost of hedging the obligations under the Notes.  In addition, any such prices may differ from values determined by pricing models used by the Agent, as a result of dealer discounts, mark-ups or other transaction costs.

UNITED STATES FEDERAL TAXATION

As discussed in the section of the accompanying Prospectus Supplement entitled “United States Federal Taxation,” withholding under legislation commonly referred to as “FATCA” (if applicable) will generally apply to amounts treated as interest paid with respect to the Notes. However, pursuant to an IRS notice, withholding under “FATCA” will not apply to payments of gross proceeds (other than any amount treated as interest) with respect to dispositions of the Notes. You should consult your tax adviser regarding the potential application of “FATCA” to the Notes.

For other U.S. federal income tax consequences of owning and disposing of the Notes, please see the section of the accompanying Prospectus Supplement entitled “United States Federal Taxation.”

PLAN OF DISTRIBUTION

Subject to the terms and conditions set forth in an Appointment Agreement dated April 19, 2016 between TMCC and Credit Agricole Securities (USA) Inc. (“Credit Agricole”), Credit Agricole, acting as principal, has agreed to purchase and TMCC has agreed to sell the notes identified herein. Under the terms and conditions set forth in the Sixth Amended and Restated Distribution Agreement, dated February 26, 2015, between the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., Citigroup Global Markets Inc., Deutsche Bank Securities Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, RBC Capital Markets, LLC, Société Générale and Toyota Financial Services Securities USA Corporation, as amended from time to time, incorporated by reference in the Appointment Agreement, Credit Agricole is committed to take and pay for all of the Notes offered hereby, if any are taken.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying Prospectus Supplement.

To provide a hedge to TMCC, an affiliate of Credit Agricole Securities (USA) Inc. will enter into a swap agreement with TMCC. Under the swap agreement, TMCC will make floating rate payments linked to the London interbank offered rate in respect of a notional principal amount equal to the aggregate principal amount of the Notes

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during the term of the Notes in exchange for receiving payments equal to interest due in respect of the Notes from the affiliate of Credit Agricole Securities (USA) Inc.

CLEARANCE AND SETTLEMENT

The Issuer expects that delivery of the Notes will be made against payment therefor on the Original Issue Date.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the Notes more than three Business Days prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

LEGAL MATTERS

In the opinion of the General Counsel of TMCC, when the Notes offered by this Pricing Supplement and the accompanying Prospectus Supplement have been executed and issued by TMCC and authenticated by the trustee pursuant to the Indenture, dated as of August 1, 1991, between TMCC and The Bank of New York Mellon Trust Company, N.A. (“BONY”), as trustee, as amended and supplemented by the First Supplemental Indenture, dated as of October 1, 1991, among TMCC, BONY and Deutsche Bank Trust Company Americas (“DBTCA”), formerly known as Bankers Trust Company, as trustee, the Second Supplemental Indenture, dated as of March 31, 2004, among TMCC, BONY and DBTCA, and the Third Supplemental Indenture, dated as of March 8, 2011, among TMCC, BONY and DBTCA (collectively, and as the same may be further amended, restated or supplemented, the “Indenture”), and delivered against payment as contemplated herein, such Notes will be legally valid and binding obligations of TMCC, enforceable against TMCC in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors’ rights generally (including, without limitation, fraudulent conveyance laws), and by general principles of equity including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding at law or in equity. This opinion is given as of the date hereof and is limited to the present laws of the State of California and the State of New York. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Indenture and its authentication of the Notes and the enforceability of the Indenture with respect to the trustee and other matters, all as stated in the letter of such counsel dated February 25, 2015 and filed as Exhibit 5.1 to TMCC’s Registration Statement on Form S-3 (File No. 333-202281) filed with the Securities and Exchange Commission on February 25, 2015.

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